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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

LOWRANCE ELECTRONICS, INC.
(Name of Subject Company (Issuer))

NAVICO ACQUISITION CORP.
SIMRAD YACHTING AS
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

548900109
(CUSIP Number of Class of Securities)

Hugo Maurstad
Strandpromenaden 50
3191 Horten
Norway
+47 33 03 40 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Duncan C. McCurrach
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$190,014,092	$20,332

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of the 5,135,516 outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc. (the "Company") at a price of $37.00 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of January 29, 2006.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005, equals .000107 of the transaction value, or $20,332.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,332	Filing Party:	Navico Acquisition Corp. and Simrad Yachting AS
Form or Registration No:	Schedule TO	Date Filed:	January 31, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Amendment No. 4 to Schedule TO

        This Amendment No. 4 ("Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on January 31, 2006, as amended on February 23, 2006, February 28, 2006 and March 1, 2006 (the "Previous Amendments"), by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway ("Parent"), and Navico Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company") at a price of $37.00 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2006 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and instructions thereto, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 4 is being filed, and the Schedule TO and the Previous Amendments were filed, by each of Purchaser and Parent, each of which is considered a bidder in connection with the Offer pursuant to Rule 14d-1(g)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The terms and conditions of the Offer are set forth in the Offer to Purchase. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

        Section 4(a)(1) of Item 4 is hereby amended and supplemented with the following:

          "The Offer and withdrawal rights expired at 12:00 Midnight, New York City time on Tuesday, February 28, 2006. According to the depositary for the Offer, a total of 4,105,658 Shares had been tendered and not withdrawn prior to this expiration, including 286,150 Shares subject to guaranteed delivery. Stockholders who validly tendered prior to the expiration of the Offer and whose shares were not properly withdrawn will promptly receive the offer price of $37.00 per share, net to the stockholder in cash without interest. As a result of these purchases in the tender offer, Parent, through the Purchaser, now owns approximately 80% of the outstanding Shares.

          Parent also announced that the Purchaser will provide a subsequent offering period which will expire at 12:00 Midnight, New York City time on Friday, March 3, 2006, unless extended. During this subsequent offering period, Company stockholders who did not previously tender their Shares into the Offer may do so and the Purchaser will promptly purchase any Shares so tendered at $37.00 per Share, net to the stockholder in cash without interest. No Shares tendered in the tender offer may be withdrawn during the subsequent offering period. Parent and the Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

          After expiration of the subsequent offering period, the Purchaser will acquire all of the remaining outstanding Shares by means of a merger under Delaware law. In this merger, the Purchaser will merge with and into the Company and the Company will become a wholly owned subsidiary of Parent. Each Share will be cancelled and (except for shares held by Parent, the Purchaser or Company stockholders properly exercising dissenters' rights) will be converted into the right to receive $37.00 per Share, net to the stockholder in cash without interest. The Company's common stock will cease to be quoted for trading on the Nasdaq National Market.

          The purpose of the subsequent offering period is to enable Company stockholders who did not tender their Shares prior to the initial expiration of the Offer to participate in the Offer and receive the offer price on an expedited basis, and also to enable us to attempt to acquire 90% or more of the outstanding Shares prior to the expiration of the subsequent offering period."

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Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to include the following:

"(a)(1)(H)	Joint Press Release issued by Parent and the Company dated March 1, 2006"

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMRAD YACHTING AS

By:	/s/ HUGO MAURSTAD
Name:	Hugo Maurstad
Title:	Director

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Director

NAVICO ACQUISITION CORP.

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Vice President

Dated: March 1, 2006

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EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(H)	Joint Press Release issued by Parent and the Company dated March 1, 2006

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Amendment No. 4 to Schedule TO
SIGNATURES
EXHIBIT INDEX